Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust files its Annual Information Form

     CALGARY, March 26 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust") today filed its Annual Information Form ("AIF") with the Canadian securities regulatory authorities on SEDAR in Canada. The AIF includes the
Trust's reserve data and other oil and gas information for the year ended
December 31, 2008 as mandated by National Instrument 51-101 Standards of
Disclosure for Oil and Gas Activities of the Canadian Securities
Administrators. The Trust has also filed its Form 40-F, which includes the annual information form, with the U.S. Securities and Exchange Commission on
EDGAR in the United States. Copies of the Trust's Annual Information Form may
be obtained on www.sedar.com or on the Trust's website at
www.arcenergytrust.com.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.4 billion. The
Trust expects 2009 oil and gas production to average 64,000 to 65,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy
Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2009 and beyond; the sources, deployment and allocation of expected capital in 2009; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:51e 26-MAR-09